Exhibit 18.1

Board of Directors
Advanced Micro Devices, Inc.
2485 Augustine Drive
Santa Clara, California 95054

Ladies and Gentlemen:

Note 2 of Notes to the consolidated financial statements of Advanced Micro Devices, Inc. included in its Form 10-K for the year ended December 31, 2022 describes a change in the method of accounting for tax interest expense from Interest expense to the Income tax provision (benefit) line in the Consolidated Statements of Operations. There are no authoritative criteria for determining a ‘preferable’ method for classifying interest expense associated with unrecognized tax benefits based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP

San Jose, California
February 27, 2023